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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                SCHEDULE 14D-9/A
                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 30)

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                              TAUBMAN CENTERS, INC.
                            (Name of Subject Company)


                              TAUBMAN CENTERS, INC.
                      (Name of Person(s) Filing Statement)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)


                                    876664103
                      (CUSIP Number of Class of Securities)



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                                  LISA A. PAYNE
                              TAUBMAN CENTERS, INC.
                             200 EAST LONG LAKE ROAD
                             SUITE 300, P.O. BOX 200
                        BLOOMFIELD HILLS, MICHIGAN 48303
                                 (248) 258-6800
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
           Communications on Behalf of the Person(s) Filing Statement)



                              --------------------

                                  WITH COPIES TO:

       CYRIL MOSCOW               JEFFREY H. MIRO           ADAM O. EMMERICH
HONIGMAN MILLER SCHWARTZ AND      KENNETH H. GOLD           TREVOR S. NORWITZ
         COHN, LLP             MIRO, WEINER & KRAMER         ROBIN PANOVKA
2290 FIRST NATIONAL BUILDING   38500 WOODWARD AVENUE,   WACHTELL, LIPTON, ROSEN
    660 WOODWARD AVENUE              SUITE 100                  & KATZ
DETROIT, MICHIGAN 48226-3583     BLOOMFIELD HILLS,         51 WEST 52ND STREET
      (313) 465-7000               MICHIGAN 48303       NEW YORK, NEW YORK 10019
                                  (248) 646-2400            (212) 403-1000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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This Amendment No. 30 amends and supplements the Solicitation/ Recommendation
Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the "Commission") on December 11, 2002 (as subsequently amended, the "Schedule 14D-9"), by Taubman Centers, Inc., a Michigan corporation (the "Company" or "Taubman Centers") relating to the tender offer made by Simon Property Acquisitions, Inc. ("Offeror"), a wholly owned subsidiary of Simon Property Group, Inc. ("Simon") and Westfield America, Inc. ("Westfield"), as set forth in a Tender Offer Statement filed by Simon on Schedule TO, dated December 5, 2002 (the "Schedule TO") and a Supplement to the Offer to Purchase as subsequently amended, dated January 15, 2003 filed by Simon on Schedule TO-T/A (Amendment No. 6) (the "Supplement"), to pay $20.00 net to the seller in cash, without interest thereon, for each Common Share, upon the terms and subject to the conditions set forth in the Schedule TO and the Supplement as subsequently amended. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS.

Item 3 is hereby amended and supplemented by adding thereto the following:

         In order to ensure that the associates of Taubman Centers are able to focus on conducting the business of the Company rather than being distracted by events surrounding the hostile takeover bid by Simon and Westfield, the Board of Directors of the Company has decided to implement a program that will provide a measure of protection for associates who are terminated following a change in control. These arrangements, which are described below, will apply to all employees of the Company other than Robert and William Taubman. Under the program, an associate will receive benefits if there is both a change in control of the Company (as defined) and a termination or constructive termination of that associate's employment. The program is also intended to protect the Company from the attempts of competitors, including Simon and Westfield, to take advantage of the situation by seeking to hire away key employees from the Company. The Company retained a nationally-recognized compensation consulting firm to determine best practices related to such arrangements. After considering the recommendations of the consultants and reviewing the results of their survey of regional mall REITs, shopping center and office REITS, as well as companies in other industries, the Board has determined to enter into and adopt the following arrangements.

CHANGE OF CONTROL EMPLOYMENT AGREEMENTS

         The Company has adopted and plans to enter into change of control employment agreements with each of Lisa A. Payne, Courtney Lord and John L. Simon. TRG has guaranteed the Company's obligations under the Agreements. The employment agreements have three-year terms that extend for an additional year on each anniversary of the first day of their terms, unless a notice not to extend is given by the Company or any of its affiliates. If a "change of control," as defined in the agreements, of the Company occurs during the term of an agreement, then the agreement becomes operative for a fixed three-year period commencing on the date of the change of control and supersedes any other employment agreement between the Company and any of its affiliates, on the one hand, and the executive, on the other.

         Each agreement provides generally that the executive's terms and conditions of employment, including position, location, compensation and benefits, will not be adversely changed during the three-year period after a change of control. If the executive's employment is terminated by the Company other than for cause, death or disability or if the executive resigns for "good reason," as defined in the agreements during this three-year period or upon certain terminations in connection with or in anticipation of a change of control, the executive will be generally entitled to receive:

        o an annual bonus for the year in which the termination of employment occurs, pro-rated through the date of termination,

        o two and a half times the executive's annual base salary and annual bonus,

        o continued welfare benefits and perquisites for thirty months, and

        o outplacement services.

The annual bonus components of this severance amount will be based on the higher of the highest bonus paid to the executive during the three years prior to the change of control or the most recent bonus paid to the executive prior to the date of termination of employment. In addition, in order to preserve an existing benefit under an employment agreement that the Company entered into with Ms. Payne in January 1997, Ms. Payne's change of control employment agreement provides that, in the event that she terminates her employment for any reason other than "good reason" during the 90-day period following a change of control, she will be entitled to a payment equal to two times her base salary and target bonus under the SSTIP, rather than the payments and benefits specified above.

         Each agreement also provides that effective on the occurrence of a change of control or a termination of employment of the executive in anticipation of a change of control:

        o all of the executive's equity-based compensation awards that are outstanding on the date of the change of control will vest, and

        o all of the executive's then-outstanding awards under the Long-Term Performance Compensation Plan will be immediately paid in full.


         Each employment agreement provides that if any payments or benefits that the executive receives are subject to the excise tax imposed under Section 4999 of the Internal Revenue Code, the payments under the agreement will be reduced to the maximum amount that could be paid to the executive without subjecting the executive to any taxes under Section 4999.

         Under the terms of each employment agreement, the Company is responsible for paying, or causing its affiliates to pay, all legal fees and expenses reasonably incurred by the executive in any dispute concerning the interpretation or enforcement of the agreement.

CHANGE OF CONTROL SEVERANCE PROGRAM

         The Company has adopted a Change of Control Severance Program in which all of the individuals, other than Robert Taubman and William Taubman, who are employed by the Company or any of its affiliates on the date that a change of control occurs and who are not party to the employment agreements described above participate. The program supercedes that Company's undocumented existing severance program and provides benefits comparable to those the Company has provided in the past. The program provides generally that if a participant's employment with the Company and any of its affiliates is terminated other than for cause, death or disability or if the participant resigns for "good reason," as defined in the program, during the two-year period following a change of control, in the case of participants who are Group Vice Presidents, or during the one-year period following a change of control, in the case of all other participants, a participant will be generally entitled to receive, subject to the participant's execution and non-revocation of a release:

        o a lump sum separation benefit equal to 1/12 of the participant's annual base salary and annual bonus, times the participant's years of service with the Company and its affiliates,

        o medical, dental and vision benefit continuation, and if eligible immediately prior to the change of control or at any time thereafter, executive disability benefit continuation, for a period equal to the number of months of severance to which the participant is entitled,

        o repurchase for $1000 by the Taubman Company Limited Partnership of the participant's T-I REIT share granted to the participant under a bonus award agreement, and

        o outplacement services.

The separation benefit will be subject to a maximum of 24 months' base salary and bonus and a minimum of 16 months' base salary and bonus, in the case of participants who are Group Vice Presidents, 12 months' base salary and bonus, in the case of participants who are exempt and LTPC plan-eligible associates (other than Group Vice Presidents), six months' base salary and bonus, in the case of participants who are exempt and non-LTPC plan-eligible associates, and three months' base salary and bonus, in the case of participants who are non-exempt associates. For participants who are participants in the SSTIP, the annual bonus component of the participant's separation benefit will be 130% of the higher of the participant's target bonus for the year in which the change of control occurs and the highest target bonus established for the participant in any subsequent year. For participants who are participants in the Specialty Retail Bonus Plan or the Leasing Bonus (WITY) Plan, the annual bonus component of the participant's separation benefit will be equal to the higher of (i) the average of the participant's actual bonuses for the three years immediately preceding the change of control (or, if the participant has not been employed by the Company and its affiliates for three years prior to the change of control, such lesser number of years during which the participant was employed by the Company and its affiliates) or (ii) the highest actual bonus paid to the participant for any subsequent year (if any).

         The program also provides that effective as of the occurrence of a change of control:

        o each participant's equity-based compensation awards will vest, and

        o the participant's awards under the Long-Term Performance Compensation Plan will be immediately paid in full.

         The program provides that if any payments or benefits that any participant receives are subject to the excise tax imposed under Section 4999 of the Internal Revenue Code, the payments under the program will be reduced to the maximum amount that could be paid to such participant without subjecting the participant to any taxes under Section 4999.

         Under the terms of the program, the Company is responsible for paying, or causing its affiliates to pay, all reasonable legal fees and expenses incurred by a participant in any dispute concerning the interpretation or enforcement of the agreement, provided that the Company and its affiliates will not be obligated to reimburse a participant for legal fees and expenses incurred in connection with a claim that is frivolous or maintained in bad faith.

         The Company's board of directors reserves the right to amend, modify, suspend or terminate the program at any time, but no amendment, modification, suspension or termination after the occurrence of a change of control that has the effect of reducing or diminishing the right of any participant will be effective without the written consent of the participant. In the event of an impending change of control, the committee administering the program may appoint a person independent of the Company to be the committee that administers the program effective upon the occurrence of the change of control and such committee may not be removed following a change of control. The Company and its affiliates are jointly and severally liable for the Company's obligations under the change of control severance program.

ITEM 9.  EXHIBITS.

Item 9 is hereby amended and supplemented by adding thereto the following:

EXHIBIT NO.                    DESCRIPTION
___________                    ___________

(e)(11)                        Form of Change of Control Employment Agreement

(e)(12) Change of Control Employment Agreement by and between Taubman Centers, Inc., Taubman Realty Group Limited Partnership and Lisa A. Payne

(e)(13)                        Taubman Centers, Inc. Change of Control Severance
                               Program

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 12, 2003                            Taubman Centers, Inc.


                                                 By:   /s/ Lisa A. Payne
                                                    ----------------------------
                                                    Lisa A. Payne
                                                    Executive Vice President,
                                                    Chief Financial Officer

                                  EXHIBIT INDEX

EXHIBIT NO.                    DESCRIPTION
___________                    ___________

(e)(11)                        Form of Change of Control Employment Agreement

(e)(12) Change of Control Employment Agreement by and between Taubman Centers, Inc., Taubman Realty Group Limited Partnership and Lisa A. Payne

(e)(13)                        Taubman Centers, Inc. Change of Control Severance
                               Program